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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              EXCO Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269279 20 4
             -------------------------------------------------------
                                 (CUSIP Number)

                                William L. Boeing
                            Haynes and Boone, L.L.P.
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5553
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 13, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No.  269279-20-4                                                                          Page 2 of 5 Pages
----------------------------------------                                             ---------------------------------------

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             NAME OF REPORTING PERSON
      1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      T. W. Eubank
----------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a)  [ ]
      2                                                                                                             (b)  [ ]

----------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
      3

----------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                      PF
----------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
      5

----------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                      United States
----------------------------------------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
                      7
                                    T. W. Eubank - 59,300
                     -------------------------------------------------------------------------------------------------------
   NUMBER OF                     SHARED VOTING POWER
    SHARES            8
 BENEFICIALLY                       0
   OWNED BY          -------------------------------------------------------------------------------------------------------
     EACH                        SOLE DISPOSITIVE POWER
   REPORTING          9
    PERSON                          T. W. Eubank - 59,300
     WITH            -------------------------------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                     10
                                    0
----------------------------------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
                        T. W. Eubank - 59,300
----------------------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]
     12

----------------------------------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
                        T. W. Eubank - .9% (voting, dispositive)
----------------------------------------------------------------------------------------------------------------------------
                      TYPE OF REPORTING PERSON*
     14
                        T. W. Eubank - IN
----------------------------------------------------------------------------------------------------------------------------






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Item 1.           Security and Issuer.

         (a)      Title of Class of
                  Equity Securities:           Common Stock

         (b)      Name of Issuer:              EXCO Resources, Inc.

         (c)      Address of Issuer's
                  Principal Executive Offices:

                                               5735 Pineland Drive
                                               Suite 235
                                               Dallas, Texas 75231


Item 2.           Identity and Background.

         (a)      Name:                        T. W. Eubank

         (b)      Residence or
                  Business Address:            850 Orchid Hill Lane
                                               Copper Canyon, Texas 76226

         (c)      Principal Business:          Present principal occupation or
                                               employment and the name,
                                               principal business address of any
                                               corporation in which such
                                               employment is conducted:
                                               President and Treasurer, EXCO
                                               Resources, Inc., 5735 Pineland
                                               Drive, Suite 235, Dallas, Texas
                                               75231.

         (d)      Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)      United States.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Eubank purchased 9,300 shares of common stock of EXCO Resources, Inc. for an aggregate purchase price of $55,800 using his own personal funds.



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Item 4.           Purpose of the Transaction.

                  Mr. Eubank purchased 9,300 shares of common stock of EXCO Resources, Inc., pursuant to a rights offering to the Issuer's existing shareholders, for investment purposes only.

Item 5.           Interest in Securities of the Issuer.

(a) and (b):      See Items 7 through 11 on the cover page of this Amendment
                  No. 1 to Schedule 13D.

(c) Other than the purchase of 9,300 shares of common stock of EXCO Resources, Inc. pursuant to the rights offering, the Reporting Person has not engaged in any other transaction in the Issuer's common stock.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e)               Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.           Material to be Filed as Exhibits.

                  None







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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1998.


                                      /s/ T.W. Eubank
                                      ------------------------------------------
                                      T. W. EUBANK




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